December 7, 2010	Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
VIA EDGAR	www.mmmlaw.com
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010
Re:	Cole Corporate Income Trust, Inc.
(f/k/a Cole Corporate Income REIT, Inc. and Cole Credit Office/Industrial Trust, Inc.)
Amendment No. 2 to Registration Statement on Form S-11
Filed October 22, 2010
File No. 333-166447

Sales Literature filed October 29, 2010
Dear Mr. Dang:
          On behalf of Cole Corporate Income Trust, Inc. (f/k/a Cole Corporate Income REIT, Inc. and Cole Credit Office/Industrial Trust, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2010 (Registration No. 333-166447) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
          The Company’s responses to comments of the Staff set forth in the Commission’s letter dated November 19, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).
          The Company responds to the Commission’s comments and requests as follows:
Questions and Answers About This Offering, page 1
How is an investment in shares of your common stock different..., page 3
1.	We note your response to prior comment 7 of our letter dated September 29, 2010. It remains unclear why an investment in a listed REIT is less “direct” than an investment in
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

you. Further, the basis for your implication that the performance of listed REITs is closely correlated to the stock market is not readily apparent. Please clarify. Also, please clarify the reference to the “industry benchmarks” that support your conclusion that investments in you would experience less volatility than one in a listed REIT and highlight the lack of liquidity associated with your securities.
Response: In response to this comment, the Company has revised its disclosure on page 4 to clarify the differences between investing in shares of the Company’s stock and investing in shares of stock of a REIT listed on an exchange. We believe that the improved disclosure addresses each of the points raised in the comment as follows:
(i) Empirical data show that changes in value of listed REITs have exhibited a closer correlation to changes in value of traded equities (and associated higher volatility), as compared to the correlation between changes in value of direct investments in real estate and traded equities. The Company has cited data from Morningstar Inc. that supports these statements and is delivering to the Staff copies of the relevant portions of the data.
(ii) Neither an investment in the Company’s shares nor an investment in shares of a listed REIT is a “direct” investment in real estate, and the Company has revised its disclosure accordingly. However, once the Company’s board of directors begins to value the Company’s shares, changes in value of the shares will be closely correlated to changes in value of direct real estate investments, because we expect that the board’s estimate of the market value of the Company’s underlying real estate assets will be the fundamental factor upon which the estimate of the value of the Company’s shares will be based. By contrast, the share price of a listed REIT reflects a greater variety, and a different type, of inputs than simply the value of the listed REIT’s portfolio of real estate and real estate-related assets. For example, the share price of listed REITs reflects supply and demand for the stock, and economic factors that influence the value of the equity market as a whole. Those factors do not influence the value of a direct investment in real estate to the same extent, which explains the difference in correlation with the S&P 500 between listed REITs and direct investments in real estate. Since the board’s estimate of the value of the Company’s shares will be based principally on the market value of the Company’s underlying real estate portfolio, we expect that changes in the value of the Company’s shares will be more closely correlated with changes in value of direct investments in real estate than changes in value of listed REITs.
(iii) While there are certain differences between investing in shares of the Company and investing directly in real estate, such as the fees and expenses involved, these differences do not have a bearing on correlation between the two. That is, even though the investment vehicles and associated fees and expenses may be different, the changes in value of the Company’s shares, once the board begins to value the shares, will track with, and be closely correlated to, the changes in value of direct investments in real estate.
(iv) There is no evidence that the Company is aware of suggesting that the differences in correlation and volatility, as described above, are based on a lack of liquidity or absence of a trading market in the Company’s shares. Rather, they are attributable to the different ways in which the trading price of shares of listed REITs and the Company’s price per share will be determined. As noted above, the Company’s price per share, once the board begins to value the shares, will be based on an estimate of the market value of the Company’s real estate and real estate-related assets, and there is plentiful information about market transactions and trends in purchasing and selling real estate. Conversely, the Company is unaware of evidence suggesting that the correlation between listed REITs and the stock market generally (and related volatility) breaks down when one looks at listed REITs that are more actively traded (and thus more liquid) as one group, as compared to listed REITs that are more thinly traded (and thus less liquid), as another group.
For all these reasons the Company believes that the revised disclosure of how an investment in shares of the Company differs from an investment in shares of a listed REIT is fair and balanced.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

Prospectus Summary, page 8
Share Redemption Program, page 16
2.	We note your revised disclosure that you will limit quarterly redemptions to 1.25% of the weighted average number of shares outstanding during the trailing 12-month period. We also note that you may waive the quarterly limitations. Please clarify whether a decision to waive the quarterly limitations will be subject to the 5% limitation disclosed on page 116.
          Response: The Company has revised the disclosure on page 124 of the Amendment to clarify that a decision of the Company’s board of directors to waive the quarterly limitations is subject to the 5% cap on the number of shares the Company may redeem during the respective trailing 12-month period.
Risk Factors, page 18
Our charter permits us to acquire assets and borrow funds..., page 26
3.	We note the revised disclosure in this risk factor. Please revise to limit the portion of the narrative that mitigates the risk you are attempting to convey and instead simply identify the potential harm by specifically addressing the conflicts associated with any possible related party transactions.
          Response: In response to the Staff’s comment, the Company has further revised the risk factor captioned “Our charter permits us to acquire assets and borrow funds from affiliates of our advisor and sell or lease our assets to affiliates of our advisor, and any such transaction could result in conflicts of interest” beginning on page 27 of the Amendment to eliminate the discussion relating to the Company’s general policy governing transactions with affiliated entities. The Company respectfully submits that the remaining disclosure that appears to mitigate the identified risks is necessary to explain the extent to which the Company’s charter permits it to acquire assets and borrow funds from affiliates. The limitations discussed in the risk factor are stated in the Company’s charter and are mandated by the NASAA REIT Guidelines. The Company notes that certain state securities administrators require disclosure of the mandated limits on transactions with affiliates each time the possibility of such transactions are discussed in the prospectus. For these reasons, the Company respectfully submits that the Staff should not object to the risk factor, as revised.
The Advisory Agreement, page 65
4.	We note your responses to comments 13 and 16 of our letter dated September 29, 2010. Considering your advisor was formed solely to manage you and has no operating history, is

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

it is not clear how they are capable of fulfilling their obligations owed pursuant to the advisory agreement. Please clarify. Will your advisor rely on related party entities to provide the services needed to manage your operations? If so, identify such entities and discuss how the related parties would be compensated.
          Response: As depicted on the organizational chart on page 12 of the Amendment, the advisor entity is wholly owned by Equity Fund Advisors, Inc. and indirectly wholly owned by Cole Holdings Corporation. Accordingly, the advisor entity has access to all of the resources available within the Cole Real Estate Investments organization, which currently employs approximately 225 persons, other than personnel associated with Cole Capital Corporation, the affiliated dealer manager, who provide wholesaling services to the dealer manager. Wholesalers associated with the dealer manager provide services only to the dealer manager. The Company has revised the disclosure under the caption “Management — The Advisor” beginning on page 64 of the Amendment to clarify. In addition, the Company supplementally notes for the Staff that Cole Real Estate Investments organization employs all personnel through Equity Fund Advisors, Inc. As disclosed on page 70 of the Amendment, the Company will reimburse the advisor for related personnel costs incurred in connection with the provision of advisory and administrative services to the Company, provided, however, that the Company will not reimburse the advisor for salaries and benefits paid to personnel in connection with services for which the advisor receives acquisition fees, and the Company will not reimburse the advisor for salaries and benefits paid to persons who are executive officers of the Company. As disclosed, on pages 14 and 70 of the Amendment, the Company will not pay a separate fee for financing, leasing or property management, although it may rely on affiliates of the Company’s advisor to perform such services. Accordingly, the Company respectfully submits that naming each affiliated entity that may perform such services is not material to an investment decision.
5.	In connection with the preceding comment, we note the revised disclosure that your advisor would use its fees collected from you to pay for third party providers if they performed services under the advisory agreement. The noted revision does not appear completely consistent with the disclosure on page 66 regarding reimbursements for third party service providers. Please reconcile or tell us how to noted disclosures are consistent.
          Response: In response to the Staff’s comment, the Company has revised footnote 7 to the Management Compensation table, appearing on page 74 of the Amendment, to reconcile the disclosure.
Transactions with Our Advisor and its Affiliates, page 74
6.	On page 72 of your prior amendment, you disclosed that your advisor or its affiliates would not be able to receive fees from both sides of a related party transaction. It appears the noted disclosure has been removed from this section. Please revise to clarify if your advisor or its affiliates would receive fees from both sides of a related party purchase by you. Also, clarify if they would receive acquisition fees if you made a related party sale.
          Response: The Company has revised the disclosure under the caption “Conflicts of Interest -Transactions with Our Advisor and its Affiliates” on page 80 of the Amendment to clarify that the

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

Company’s advisor and its affiliates will not receive fees from both sides of a related party purchase or sale by the Company.
Investment Objectives and Policies, page 78
Environmental Matters, page 86
7.	We note your revised disclosure that you may purchase a property without obtaining an environmental site assessment under certain circumstances. Please disclose the circumstances under which your advisor would not deem an assessment to be necessary.
          Response: The Company has revised the disclosure under the caption “Investment Objectives and Policies — Acquisition and Investment Policies — Environmental Matters” beginning on page 91 of the Amendment to disclose the limited circumstance under which the Company’s advisor would not deem an assessment to be necessary, that is, when a recent site assessment already exists.
Prior Performance Summary, page 100
8.	We note the disclosure here of annual returns. Please ensure that such disclosure is limited to the periods that are included in Table III in your appendix.
          Response: The Company respectfully submits that the disclosure of annual returns is provided for programs that completed operations within the last ten years in accordance with the instructions provided by Section 8.A of Guide 5. The Company has removed the cross-reference to Table III as the additional information referenced regarding prior programs that completed operations since January 2005 correlates to the information provided in Table IV, rather than that provided in Table III.
9.	For your summary disclosure regarding properties purchased in the last three years, please revise to disclose the location by regions for the properties you have aggregated because the concentration within any given state was less than 5%.
          Response: The Company has revised the “Prior Performance Summary” beginning on page 107 of the Amendment to disclose the location of properties purchased in the last three years according to region, in response to the Staff’s comment.
10.	Please tell us if any of the prior programs that conduct a redemption program currently have unfulfilled redemption requests. If so, please revise to discuss that experience here.
          Response: The Company has revised the “Prior Performance Summary” beginning on page 107 of the Amendment to disclose the programs that currently have unfulfilled redemption requests, in response to the Staff’s comment.
Prior Private Programs, page 100

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

11.	Please tell us how you determined that the tenant in common programs and the statutory trust program were unrelated third parties.
          Response: The Company respectfully notes that the tenant in common programs and the statutory trust programs are not considered to be unrelated third parties by the Company. The Company has revised the disclosure under the caption “Prior Performance Summary — Summary Information — Prior Private Programs” on page 107 of the Amendment accordingly.
12.	On pate 103, we note the reference to an entity affiliated with an officer of Cole Real Estate Investments. Please tell us how you determined such an entity constitutes a program that was sponsored by your sponsor.
          Response: The Company has revised the “Prior Performance Summary” beginning on page 107 of the Amendment to remove the reference to an entity affiliated with an officer of Cole Real Estate Investments, as the entity was not a program sponsored by Cole Real Estate Investments.
Prior Public Programs, page 103
13.	Please revise the last paragraph of this section to include Cole Credit Property Trust III.
          Response: The Company has revised the last paragraph of the referenced section beginning on page 112 of the Amendment to include Cole Credit Property Trust III, in response to the Staffs comment.
Comments on Sales Literature
Who Pays the Rent? (flyer)
14.	We note that you currently do not own any properties. Please limit your pictures to one or two pictures and clearly identify the properties as being owned by your sponsor. Additionally, please note that you may not utilize pictures that includes names of tenants, such as Walmart, because these entities are not currently your tenants. In light of this, please remove the Walmart picture and the logo on the second page. Additionally, please remove reference to particular tenants on the first page. Please make similar revisions to your other sales piece — “Who Pays the Rent? (slider).”
          Response: The Company will make appropriate revisions to the referenced sales literature and will resubmit the materials to the Staff under separate cover. The Company represents that it will not use the materials until the Staff has no further comments on them. Furthermore, the Company will not use the materials until after the Registration Statement has been declared effective by the Commission. Accordingly, the Company respectfully requests that the Staff proceed with its review of the Registration Statement on a timeframe independent of the Staffs review of the referenced sales literature.
15.	Please explain what “NN” and “NNN” mean. Please make similar revisions to your other sales piece — “Who Pays the Rent? (slider).”

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
December 7, 2010

          Response: The Company will make appropriate revisions to the referenced sales literature and will resubmit the materials to the Staff under separate cover. The Company represents that it will not use the materials until the Staff has no further comments on them. Furthermore, the Company will not use the materials until after the Registration Statement has been declared effective by the Commission. Accordingly, the Company respectfully requests that the Staff proceed with its review of the Registration Statement on a timeframe independent of the Staff’s review of the referenced sales literature.
          Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.

Best regards, MORRIS, MANNING & MARTIN, LLP /s/ Lauren B. Prevost Lauren B. Prevost

Enclosure

cc:	Richard R. Lavin, Esq. Heath D. Linsky, Esq.